UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-21422
Investment Company Act File Number

Trust for Advised Portfolios
(exact name of registrant as specified in its charter)

Delaware	Infinity Q Diversified Alpha Fund (47-1182115)
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

615 East Michigan Street Milwaukee, Wisconsin	53202
(Address of principal executive offices)	(Zip Code)

PART I

Section 30(b)(2) under the Investment Company Act of 1940 (the “1940 Act”) requires that a management investment company file a N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1 under the 1940 Act. Additionally, Rule 30e-1 requires that a registered management investment company transmit to shareholders, at least semi-annually, a report that shall be transmitted to shareholders no later than 60 days after the close of a period such report is being made. Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. On behalf of its series Infinity Q Diversified Alpha Fund’s (the “Fund”), Registrant respectfully requests that the date for filing the report on Form N-CSR and transmitting to shareholders for of the semi-annual period February 28, 2021 be extended from May 9, 2021 to July 8, 2021, due to the circumstances disclosed in Investment Company Act Release No. 34198 (Feb. 22, 2021). Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II
OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Christopher E. Kashmerick, President

Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202
SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

Trust for Advised Portfolios

By:    /s/ Russell Simon
Treasurer and Principal Accounting Officer

Dated: May 10, 2021